The Glenmede Fund, Inc. and The Glenmede Portfolios

4 Copley Place

CPH-0326

Boston, MA 02116

May 11, 2012

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Kathy Churko

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Glenmede Fund, Inc. - Registration Nos. 33-22884 and 811-05577

The Glenmede Portfolios - Registration Nos. 33-46593 and 811-06578

(the “Funds” or “Registrants”)

Dear Ms. Churko:

This letter is in response to your comments provided via telephone conference on April 12, 2012 relating to the Funds’ October 31, 2011 annual report (the “Annual Report”), which was filed with the Securities and Exchange Commission (“SEC”) on Form N-CSR on January 6, 2012:

1.	Comment: In the section entitled “Management Discussion and Analysis” of the Annual Report with respect to the Large Cap Value Portfolio, please include disclosure related to the investment strategies and techniques used by the Portfolio’s investment adviser that affected the Portfolio’s performance.

Response: Beginning with the October 31, 2012 annual report, the Registrants will include disclosure related to the investment strategies and techniques used by the Large Cap Value Portfolio’s investment adviser that affected the Portfolio’s performance.

2.	Comment: In the section entitled “Notes to Financial Statements” of the Annual Report, with respect to the Philadelphia International Small Cap Fund and the Philadelphia International Emerging Markets Fund, the purchase premium and redemption fees are discussed. Please explain the reason for a purchase premium and a redemption fee, and more information on the waiver of these fees and whether waived fees are reimbursed to the particular Fund.

Response: The disclosure related to the purchase premium and redemption fees in the Annual Report is consistent with similar disclosure in the Registrant’s prospectuses which is included below:

The purchase premium and redemption fee are paid by the purchasing or redeeming shareholder to and retained by the Portfolio to help offset estimated portfolio transaction costs and other related costs (e.g., bid to ask spreads, stamp duties, and transfer fees) incurred by the Portfolio as a result of a purchase or redemption by allocating estimated transaction costs to the purchasing or redeeming shareholder. The purchase premium and redemption fee are based on actual costs from a similarly managed portfolio and/or estimated transaction costs. The purchase premium is not charged on shares that you purchase as a result of reinvesting dividend or capital gains distributions. The Portfolio may add, modify, or discontinue any purchase premium and/or redemption fee at any time without notice. Such changes may affect some or all investors.

For accounts held through the Advisor [Philadelphia International Advisors, LP], if the Advisor determines that any portion of a cash purchase or redemption, as applicable, is offset by a corresponding cash redemption or purchase occurring on the same day by a different investor, it ordinarily will waive or reduce the purchase premium or redemption fee with respect to that portion. The Advisor may also consider known cash flows out of or into the Portfolio when placing orders for purchases or redemptions of Portfolio shares by these accounts. The Advisor may also waive all or a portion of the purchase premium and/or redemption fee imposed by the Portfolio when the Advisor deems it equitable to do so. It is likely that the purchase premium or redemption fee will not be waived or reduced for purchases and redemptions executed through Institutions that transmit orders for purchases or redemptions to the Fund’s purchase premium and redemption fee than shareholder accounts held through Institutions.

If you purchase or redeem your shares through an Institution, the Institution will be asked to assess the purchase premium and redemption fee on their client accounts and remit these fees to the Portfolio. The application of the purchase premium and redemption fee may vary among Institutions and certain Institutions may be unable to assess these fees. There are no assurances that the Institutions will properly assess the purchase premium or redemption fee. Please contact your Institution for information on how it applies the purchase premium and redemption fee and to learn of any other rules or fees that the Institution may impose on your account.

In addition, waived purchase premiums and redemption fees are not reimbursed to the particular Fund by the Advisor, Institution or other entity.

3.	Comment: In the section entitled “Statement of Assets and Liabilities” of the Annual Report with the respect to the Large Cap Value Portfolio and the Strategic Equity Portfolio, please explain the “Due to Custodian” line item.

Response: The “Due to Custodian” line item was utilized because both Portfolios were temporarily overdrawn as a result of contemporaneous large redemptions and securities purchased.

4.	Comment: In the section entitled “Statement of Assets and Liabilities” of the Annual Report with the respect to the Long/Short Portfolio and the Total Market Portfolio, please explain the “Receivable from Advisor” line item.

Response: The “Receivable from Advisor” represents the amount of advisory fees contractually waived by Glenmede Investment Management LP during the month of October 2011. These amounts were netted against any outstanding advisory fees before making payment to Glenmede Investment Management LP in the following month.

5.	Comment: With regards to the Long/Short Portfolio, was the Portfolio’s lending activities during the last fiscal year within the limitations imposed by the prospectus?

Response: The Long/Short Portfolio may lend its portfolio securities with a value of up to one-third of its total assets (including the value of the collateral for the loans) to qualified brokers, dealers, banks and other financial institutions who need to borrow securities in order to complete certain transactions, such as covering short sales, avoiding failures to deliver securities or completing arbitrage operations. The Registrants confirm that during the last fiscal year, the Long/Short Portfolio lent securities in compliance with the one-third percentage limitation as described in the Portfolio’s Statement of Additional Information.

6.	Comment: In the section entitled “Financial Highlights” of the Annual Report, with respect to the Long/Short Portfolio, the portfolio turnover rate decreased dramatically in the most recent fiscal year. Was there a change in the calculation methodology from the prior year? If so, please explain the new calculation methodology.

Response: The calculation methodology of the portfolio turnover rate for both the Long/Short Portfolio and the Total Market Portfolio changed as disclosed in the October 31, 2011 audited financial statements, per the recommendation of the Registrants’ independent public accountant. This change was also disclosed in section entitled “Portfolio Turnover” in the Funds’ February 28, 2012 Statement of Additional Information which was filed with the SEC on February 24, 2012, and is included below:

The portfolio turnover rate disclosed in the financial highlights for the fiscal year ended October 31, 2011 for the Long/Short Portfolio and Total Market Portfolio is calculated based on the absolute value of the long and short positions rather than the net of the long and short positions shown for prior periods.

7.	Comment: In the section entitled “Schedule of Portfolio Investments” of the Annual Report, with respect to the Philadelphia International Emerging Markets Fund, the Fund reported holding warrants. Were these warrants fair valued? If yes, please add a footnote stating this.

Response: Neither of the warrants held by the Philadelphia International Emerging Markets Fund were fair valued as of October 31, 2011.

8.	Comment: In the section entitled “Management Discussion and Analysis” of the Annual Report, with respect to the Muni Intermediate Portfolio and the New Jersey Muni Portfolio, the Morningstar Index is presented before the primary benchmark index in the Average Annual Total Return chart. This is in contrast to the rest of the Portfolios. Please consider reversing the order to be consistent with the other Portfolios.

Response: The Registrants will make this change as requested in the next shareholder report.

9.	Comment: In the section entitled “Management Discussion and Analysis” of the Annual Report, with respect to the Muni Intermediate Portfolio and the New Jersey Muni Portfolio, please include disclosure relating to the investment strategies and techniques used by the Portfolios’ investment adviser that affected each Portfolio’s performance. In addition, both Portfolios disclose their defensive positions during the last fiscal year. Please explain how the defensive positions are consistent with the Portfolios’ investment objectives and strategies.

Response: Beginning with the October 31, 2012 annual report, the Registrants will include disclosure relating to the investment strategies and techniques used by the Muni Intermediate and the New Jersey Muni Portfolios’ portfolio manager that affected each Portfolio’s performance. Each Portfolio’s investment objective is to achieve as high a level of income as is consistent with principal preservation. Therefore, the investment strategies balance income generation with principal preservation. In a defensive investment environment, the goal of principal preservation may impact income generation.

Please contact me at (617) 662-1742 if you have any questions regarding the Funds responses.

Very truly yours,

David James

EXHIBIT

The Glenmede Fund, Inc. and The Glenmede Portfolios

4 Copley Place

CPH-0326

Boston, MA 02116

May 11, 2012

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Kathy Churko

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Glenmede Fund, Inc. - Registration Nos. 33-22884 and 811-05577

The Glenmede Portfolios - Registration Nos. 33-46593 and 811-06578

(the “Funds”)

Dear Ms. Churko:

In connection with the Funds’ October 31, 2011 annual report, which was filed with the Securities and Exchange Commission (“SEC”) pursuant on Form N-CSR on January 6, 2012 (the “Annual Report”), the Funds hereby acknowledge that:

•	the Registrants are responsible for the adequacy and the accuracy of the disclosure in the Annual Report;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Annual Report reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Annual Report; and

•	the Registrants may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

Please do not hesitate to contact the undersigned at (646) 737-4951 if you have any questions concerning the foregoing.

Very truly yours,

David James